T 604.682.3701 Suite 900, 570 Granville Street info@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

VIA EDGAR

October 24, 2012

Attention: Ms. Tia L. Jenkins – Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission
Washington, D.C.
20549-7010

Dear Ms. Jenkins:

RE:	Coral Gold Resources Ltd. Form 20-F for the Fiscal Year Ended January 31, 2012 Filed June 15, 2012 File No. 0-15688

Thank you for your letter dated October 16, 2012 with respect to the Form 20-F (the “Form 20-F”) for the year ended January 31, 2012 filed by Coral Gold Resources Ltd. on June 15, 2012. We enclose our responses to your comments. Our responses are numbered in a manner that corresponds with your comments as set out in your letter. The amended Form 20F/A, Amendment No. 1 has been filed in conjunction with this letter with the amendments indicated below.

Form 20-F for the Fiscal Year Ended January 31, 2012

COMMENT

Independent Auditors’ Report, page 66

1.
We note your independent auditors’ report does not include the name and signature of the auditor. We also note the Emphasis of Matter paragraph in your independent auditors’ report uses going concern language such as “may cast significant doubt” which is not consistent with paragraph 12 of AU Section 341, a PCAOB interim auditing standard . Please amend your Form 20-F to include a revised independent auditors’ report to include the name and signature of your auditor pursuant to Rule 2-02 of Regulation S-X and going concern language that is consistent with paragraph 12 of AU Section 341.

RESPONSE

We confirm that we will amend the Form 20-F to include a final form auditors’ report which will include name and signature of our auditor. The revised auditors’ report will conform to the language in AU Section 341.

COMMENT

Certifications, Exhibits 12.1 and 12.2

2.
We note your certifications include the titles of certifying individuals at the beginning of certifications.  Please confirm to us that you will remove these titles in future filings as your certifications need to be in the exact format set forth in Instruction 12 to Instructions as to Exhibits Section of Form 20-F.

RESPONSE

We confirm that we will remove these titles in future filings and these certifications will be in the exact format set forth in instruction 12 of the “Instructions as to Exhibits” in the Form 20F.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (604) 682-3701 Ext. 236.

Yours truly,

CORAL GOLD RESOURCES LTD.
Per:

/s/ Malcolm Davidson
Malcolm Davidson Chief Financial Officer